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                         July 15, 2020

       Edward M. Kaye, M.D.
       Chief Executive Officer
       Stoke Therapeutics, Inc.
       45 Wiggins Avenue
       Bedford, MA 01730

                                                        Re: Stoke Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 20, 2020
                                                            File No. 333-239801

       Dear Dr. Kaye:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences